UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           AVALON HOLDINGS CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    05343P109
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            Raffles Associates, L.P.
                            2 Penn Plaza, Suite 1920A
                               New York, NY 10121
                                 (212) 760-2322

                                  May 21, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 05343P109                                            Page 2 of 4 Pages
-------------------                                            -----------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Raffles Associates, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    Less than 5% of the number of outstanding shares of Class A
                    Common Stock of the Issuer
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Less than 5% of the number of outstanding shares of Class A
    WITH            Common Stock of the Issuer
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Less than 5% of the number of outstanding shares of Class A Common
     Stock of the Issuer
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 5% of the number of outstanding shares of Class A Common
     Stock of the Issuer
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Avalon Holdings Corporation, an Ohio corporation (the "Issuer"). The Issuer maintains its principal executive office at One American Way, Warren, OH 44484-5555.

Item 2. Identity and Background.

            (a) This statement is filed by Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership"), with respect to shares of the Issuer's Class A Common Stock held by it. The general partner of the Raffles Partnership is Raffles Capital Advisors, LLC.

            (b) The Raffles Partnership filed an initial Schedule 13D for an event of June 17, 2002 (the "Initial Schedule") and an Amendment No. 1 to
Schedule 13D for an event of October 8, 2002 (the "Amendment No. 1"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Amendment No.1 remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            The Raffles Partnership currently has beneficial ownership of less than 5% of the outstanding shares of Class A Common Stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the "Securities Exchange Act").

Item 4. Purpose of Transaction.

            The Raffles Partnership currently has beneficial ownership of less than 5% of the outstanding shares of Class A Common Stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the "Securities Exchange Act").

Item 5. Interest in Securities of the Issuer.

            The Raffles Partnership currently has beneficial ownership of less than 5% of the outstanding shares of any class of Class A Common Stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the "Securities Exchange Act").

Item 7. Material to be Filed as Exhibits.

            None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2007

                                                RAFFLES ASSOCIATES, L.P.
                                           By:  RAFFLES CAPITAL ADVISORS, LLC
                                                        General Partner


                                           By:  /s/ Paul H. O' Leary
                                                --------------------------------
                                                Paul H. O'Leary, Managing Member


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